

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Jim Chopas
Principal Finance and Accounting Officer
Radius Health, Inc.
950 Winter Street
Waltham, Massachusetts 02451

      Re: **Radius Health, Inc.**
               Form 10-Q for the quarterly period ended September 30, 2020
               Exhibit No. 10.1
               Filed November 5, 2020
               File No. 001-35726

Dear Mr. Chopas:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                         Sincerely,

                                         Division of Corporation Finance